NEWS RELEASE

SHAW ANNOUNCES AGREEMENT WITH ROGERS FOR PURCHASE AND SALE OF ASSETS
Sale of Hamilton Cable Assets
Sale of An Option to Purchase Shaw’s AWS Spectrum Licenses
Acquisition of Minority Interest in TVtropolis

Calgary, Alberta (January 14, 2013) – Shaw Communications Inc. (“Shaw” or “the Company”) announced today that it has entered into agreements with Rogers Communications Inc. (“Rogers”) to sell to Rogers its shares in its Hamilton-based cable operations, Mountain Cablevision Limited (“Mountain Cable”), grant to Rogers an option to acquire Shaw’s spectrum licenses for advanced wireless service in British Columbia, Alberta, Saskatchewan, Manitoba and Northern Ontario (the “Spectrum Licenses”) and to purchase from Rogers its 33.3% partnership interest in the TVtropolis General Partnership (“TVtropolis”).

The consideration payable by Rogers to Shaw for Mountain Cable, the Spectrum Licenses and other transactions described below, net of TVtropolis, is approximately $700 million of which (a) $400 million represents the purchase price for the Mountain Cable transaction ($250 million of which is an up-front deposit to be received today), and (b) $50 million represents the purchase price of the option granted by Shaw to Rogers to acquire the Spectrum Licenses (the “Spectrum Option”). The Company acknowledges that the cash consideration to be received by Shaw with respect to Mountain Cable reflects the value of the bundle of transactions taken together, as well as consideration for timing of cash payments between the parties. Shaw is paying $59 million for the remaining interest in TVtropolis and this will be paid today as a deposit. The final option exercise price for the Spectrum Licenses will be settled in connection with the negotiation over the next several months of the provision of certain services, assets or rights by Shaw to Rogers.

Brad Shaw, Chief Executive Officer of Shaw said “we are pleased to announce this transaction with Rogers. The sale is strategic for both parties and Shaw will be able to use the net proceeds from the transactions to accelerate various strategic capital investments in its core business as well as for general corporate purposes. The majority of the proceeds will be reinvested back into our business and will be focused on improving and strengthening our network advantage. Key strategic investments that will be accelerated include the completion of our Calgary data centre, further digitization of our network, additional bandwidth upgrades, expansion of our Wi-Fi network in Western Canada and additional product development relating to Shaw Go and other applications that are focused on an enhanced customer experience. Proceeds from the transactions enable us to realize the benefits of these strategic capital investments sooner than originally contemplated.”

The transactions are not conditional on the closing of any of the other transactions and remain subject to customary conditions, including applicable regulatory approvals. The Mountain Cable transaction remains subject to the Canadian Radio-television and Telecommunications Commission and Competition Bureau approvals. The Spectrum Option will be exercisable from the date on which Industry Canada and Competition Bureau approvals permit such exercise and the transfer of the Spectrum Licenses until expiry in March 2015, subject to extension in certain circumstances.

TD Securities Inc. acted as the financial advisor to Shaw in connection with the transactions and Davies Ward Phillips & Vineberg LLP provided legal advice.

Caution Regarding Forward-Looking Statements

Statements in this news release relating to each of the transactions assume the closing of each such transaction and, accordingly, constitute “forward-looking statements” within the meaning of applicable securities laws. These statements are based on assumptions made by Shaw that it believes are appropriate in the circumstances, including without limit, that the regulatory approvals for each transaction will be received, the satisfaction of other conditions to each closing and that the Spectrum Option will be exercised. There is the risk that one or more of these assumptions will not prove accurate and this may affect the closing of one or more of the transactions and/or the economic value to Shaw.  Undue reliance should not be placed on any forward-looking statements. Except as required by law, Shaw disclaims any obligation to update any forward-looking statement.

About Shaw Communications Inc.

Shaw Communications Inc. is a diversified communications and media company, providing consumers with broadband cable television, High-Speed Internet, Home Phone, telecommunications services (through Shaw Business), satellite direct-to-home services (through Shaw Direct) and engaging programming content (through Shaw Media). Shaw serves 3.3 million customers, through a reliable and extensive fibre network. Shaw Media operates one of the largest conventional television networks in Canada, Global Television, and 18 specialty networks including HGTV Canada, Food Network Canada, History and Showcase. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX – SJR.B, NYSE – SJR). For more information about Shaw, please visit www.shaw.ca.

For further information, please contact:
Shaw Investor Relations investor.relations@sjrb.ca